Exhibit 4.10

THE FLOREY INSTITUTE OF NEUROSCIENCE AND
MENTAL HEALTH (ABN 92 124 762 027)

AND

PRANA BIOTECHNOLOGY LTD
(ABN 37 080 699 065)

SIXTH RESEARCH FUNDING AND INTELLECTUAL
PROPERTY ASSIGNMENT AGREEMENT

SIXTH RESEARCH FUNDING AND INTELLECTUAL PROPERTY
ASSIGNMENT AGREEMENT

THIS AGREEMENT is made on the         day of November 2014

BETWEEN

THE FLOREY INSTITUTE OF NEUROSCIENCE AND MENTAL HEALTH
(ABN 92 124 762 027) of 30 Royal Parade, Parkville Victoria 3010 (“Florey”)

AND

PRANA BIOTECHNOLOGY LTD (ABN 37 080 699 065) having its principal office at
Level 2, 369 Royal Parade, Parkville, Victoria, 3025 ("Prana")

INTRODUCTION

This Agreement restates and amends the Research Funding and Intellectual Property Assignment Agreements between the University of Melbourne and Prana which were novated to Florey under the Novation Deed, and provides for the further conduct of Research by Florey and Prana.

NOW IT IS AGREED:

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

In this Agreement the terms in the Schedule and below will apply, except where the context otherwise requires.

“Account” means the account to be established by Florey in accordance with Clause 3.5.

"Affiliate" means in relation to an entity, any Related Corporation or any person or entity which directly or indirectly controls, is controlled by or is under common control with that entity. Control means the possession (whether directly or indirectly) of the power to direct or cause direction of the management and policies of an entity through the ownership or voting securities or other interests, contracts, rights or otherwise.

"Agreement"  means  this  agreement  and  the  Schedule  and  any  amendment  thereto agreed to in writing by the Parties in accordance with clause 22.4.

"Assigned IP" means the patents (and the inventions disclosed by them) assigned by the University to Prana under the Assignment Agreement.  These are set out for ease of reference in Annexure A to this Agreement.

"Assignment Agreement'' means the Patent Assignment Agreement dated 7 May 1999 between the University and Prana (as amended by a Variation Agreement dated 14 August, 2001).

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“Budget” means the budget for each year’s Research Plan determined by the Management Committee in accordance with clause 8.

"Confidential Information" means all know-how, financial information and other information in whatever form, including unpatented inventions, trade secrets, documents, formulae, graphs, drawings, designs, biological materials, samples, devices, models and other materials of whatever description, which a Party claims is confidential to itself and includes all other such information that may be in the possession of a Party's employees or management.  The following are exceptions to such information:

(a)	information which is already in the public domain;

(b)	information which hereafter becomes part of the public domain otherwise than as a result of an unauthorised disclosure by the recipient Party or its representatives;

(c)
information which is or becomes available to the recipient Party from a third party lawfully in possession of such information and who has the lawful power to disclose such information to the recipient Party on a non-confidential basis;

(d)	information which is rightfully known by the recipient Party (as shown by its written record) prior to the date of disclosure to it hereunder; or

(e)	information which is independently developed by an employee of the recipient Party who has no knowledge of the disclosure under this Agreement.

“Effective Date” means 1 December, 2000.

“Exploit” in relation to Technology, includes:

(a)
where the Technology is a product, to make, hire, sell or otherwise dispose of that product, offer to make, sell, hire or otherwise dispose of it, use or import it, or keep it for the purpose of doing any of those things; or

(b)	where the Technology is know-how, a method or process, to use that know-how, method or process or do any act mentioned in paragraph (a) in respect of a product resulting from such use.

and “Exploitation” will be similarly construed.

“Final Report” means the report prepared by Florey upon completion of the Research Plan in accordance with clause 10.3.

“Funds” means the funds described in any Schedule or as may be agreed in writing from time to time by the parties.

 “Intellectual Property Rights” means  statutory  and other proprietary  rights  in respect of trademarks, patents, circuit layouts, copyrights, confidential information, know-how and all other rights with respect to intellectual property as defined in Article 2 of the Convention Establishing the World Intellectual Property Organisation of July 1967.

“Interim Reports” means the quarterly progress reports prepared by Florey in accordance with clause 10.

“Management Committee" means the management committee to be established in accordance with clause 4.

“MHRI” means the Mental Health Research Institute, prior to its amalgamation with the Florey Institutes.

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“Minimum Performance Levels" means the minimum performance levels identified in the Schedule.

“Net Invoice Price “means the gross invoice price payable in respect of any Exploitation of a Product  less any bona fide and separately itemised amounts included therein for packing, freight, transit insurance, trade, quantity or cash discounts or rebates actually allowed or taken, and government taxes and charges.

“Novation Deed” means the Novation Deed dated on or about the date of this Agreement between Prana, the University and Florey wherein the Research Funding and Intellectual Property Assignment Agreements are novated by the University to Florey.

"Parties" means the parties to this Agreement and "Party" means any one of them;

“Prana Background Technology" means inventions, technology, know-how and Confidential Information belonging to Prana prior to 7 May 1999 or acquired or created by Prana independently of this Agreement and which is relevant or necessary to the performance of the Research and which is identified in the Annexure A.

“Product” means any product, article, thing or service that utilises or incorporates any of the Technology or which is produced using or by reference to any of the Technology;

“Project Manager" means the manager of the Research identified in the Schedule.

“Project Technology" means all know-how, discoveries, inventions, improvements and innovations, whether or not patentable, which is/are created by either or both of the Parties during the course of and as a result of carrying out the Research.

“Registration Costs" means fees, costs and expenses (including patent attorney and legal fees and expenses and associated GST) incurred in the obtaining of grants of patents or other forms of registered Intellectual Property Rights protection and maintaining the same in any territory and includes all expenses incurred in making any amendments required to complete specifications and dealing with any opposition to any application for such registrations.

“Related Corporation" means a body corporate which is a related body corporate within the meaning of the Corporations Act 2001.

“Representative” means a person identified in the Schedule appointed to the Management Committee as a representative of a Party on the Management Committee.

“Research” means the research undertaken pursuant to this Agreement:

(a)	from 7 May 1999 to 31 December, 2013 which is identified in Schedules 1 – 5;

(b)	after 1 January, 2014 by the Parties which is identified in Schedule 6 or which is otherwise agreed from time to time by the Parties and identified in further schedule(s) to this Agreement.

“Research Funding and Intellectual Property Assignment Agreements” means the following agreements between the University and Prana:

(a)
Research Funding and Intellectual Property Assignment Agreement dated 1 December, 2000 (as amended by an Amending Agreement made on or about 5 August, 2002, a letter from Prana to the University dated 7 March, 2003 , the Third Research Funding and Intellectual Property Assignment Agreement referred to in paragraph (c) below and the Fifth Research Funding and Intellectual Property Assignment Agreement referred to in paragraph (e) below) in relation to Research conducted by the University and MHRI (as a subcontractor) for Prana in the period from 7 May, 1999 to 1 December, 2003;

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(b)
undated Second Research Funding and Intellectual Property Assignment Agreement made on or about 1 October, 2004 in relation to Research conducted by the University and MHRI (as a subcontractor) for Prana in the period from 2 December, 2003 to 1 December, 2006;

(c)
Third Research Funding and Intellectual Property Agreement dated 29 June, 2007 (as amended by a letter agreement between the University and Prana made 2 May, 2008 and a letter agreement between the University and Prana dated 23 January, 2009) in relation to Research conducted by the University and MHRI (as a subcontractor) for Prana in the period from 2 December, 2006 to 1 December, 2009;

(d)
undated Fourth Research Funding and Intellectual Property Assignment Agreement in relation to Research conducted by the University and MHRI (as a subcontractor) for Prana in the period from  2 December, 2009 to 1 December, 2012;

(e)
undated Fifth Research Funding and Intellectual Property Assignment Agreement made on or about 2 August, 2013 in relation to Research conducted by the University and MHRI (as subcontractor) and/or Florey for Prana in the period from 1 December, 2012 to 31 December, 2013 (as amended in or about June 2013 to increase the budget for the Research from $512,917 to $545.000).

"Research Plan" means the plan for the conduct of the Research to be determined by the Management Committee in accordance with clause 8.1.

“Research Projects" means projects forming part of the Research as identified in the Research Plan.

“Schedule” means a Schedule attached to this Agreement and any further schedules which the Parties agree in writing will form part of this Agreement. Each Schedule documents the specifications for Research Projects to be conducted pursuant to this Agreement and the funding arrangements and timing for completion of same.

“Technology” means the Assigned IP and/or the Project Technology and any part of them;

“Term” means the term of this Agreement described in clause 2.

“University” means the University of Melbourne of Grattan Street, Parkville Victoria 3010.

“University Background Technology" means the Confidential Information, inventions, discoveries and know-how, expertise, knowledge, skills, techniques, methods, procedures, ideas, concepts and experience identified in the Schedule which were developed, or invented by the University prior to 7 May 1999, which is reasonably necessary for the performance of the Research and which is licensed to Prana pursuant to the Novation Deed with effect on the Effective Date.

1.2	In this Agreement, except where the context indicates to the contrary:

(a)	the expression "person" includes an individual, a body corporate, a joint venture, a trust, an agency or other body;

(b)	words importing the singular will include the plural (and vice versa) and words denoting a given gender will include all other genders;

(c)	headings are for convenience only and will not affect interpretation of this Agreement;

(d)	all monetary amounts will be deemed to be in Australian currency; and

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(e)
references to any legislation or to any provision of any legislation will include any modification or re-enactment of such legislation or any legislative provision substituted for and all legislation and statutory instruments issued under such legislation.

2.	TERM

2.1
This Agreement will begin on the Effective Date and will continue for the period during which any Intellectual Property Rights subsist in the Technology in any jurisdiction, subject to earlier termination in accordance with this Agreement.

2.2	The Research began on 7 May 1999 and will continue for as long as the Parties agree to Research being conducted pursuant to this Agreement, it being agreed that:

(a)	each body of agreed Research and the funding, timing and relevant operational matters relevant thereto will be recorded in a Schedule which shall form part of this Agreement;

(b)	such Research may be terminated by Prana in accordance with clause 19.3.

3.	FUNDS

3.1
Prana will pay Florey the Funds as specified in each Schedule.  The Parties acknowledge and agree that there are no outstanding Funds payable by Prana in relation to the Research referred to in Schedules 1 – 5.

3.2	Florey will apply the Funds solely to the carrying out of the Research in accordance with the Research Plans to be developed by the Management Committee.

3.3	Without limiting the operation of clause 3.2, Funds can only be applied towards Research carried out at Florey or by Florey affiliated staff members.

3.4	The Parties will ensure that:

(a)	proper accounting standards and controls are exercised in respect of the Funds; and

(b)	income and expenditure in relation to the Research are recorded separately from other transactions of the Parties.

3.5	Florey will establish an Account for the purposes of the Research.

3.6	Florey will ensure that:

(a)	any moneys forming part of the Funds are deposited in the Account;

(b)	all drawings on the Account during the Term are applied solely to the carrying out of the Research and not for any other purpose; and

(c)	any interest on the balance of the Account is credited to the Account.

4.	MANAGEMENT AND ADMINISTRATION

This Agreement and the Research shall be administered by the Project Manager and the Management Committee as set out in this Agreement.

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5.	MANAGEMENT COMMITTEE

5.1	The Parties must establish the Management Committee, which will be comprised of:

(a)	Representatives nominated by Florey; and

(b)	Representatives nominated by Prana,

such Representatives being identified in each Schedule.

5.2	The Project Manager must be nominated by his or her employing Party to be one of that Party's Representatives on the Management Committee.

5.3
Each member of the Management Committee (including the Project Manager) may delegate his/her powers and responsibilities as a member of the Management Committee to another person provided they provide the other Party with reasonable written prior notice.

5.4	Meetings of the Management Committee will be chaired by the Project Manager (or the Project Manager's delegate).

5.5
The quorum for a meeting of the Management  Committee  is  all  four  (4) members  (or their delegates) and the quorum must be present at  all  times  during  the  meeting.  If a quorum is not present at a meeting of the Management  Committee  within  thirty  (30) minutes after the scheduled time for the meeting,  the members of the Management Committee who are present at the meeting will agree  upon  a  date,  time  and  place  to which  the meeting  is adjourned.

5.6
All decisions of the Management Committee must be resolved by unanimous agreement of all members (or their delegates) of the Management Committee. All members (or their delegates) of the Management Committee will have equal voting powers at meetings of the Management Committee.

5.7
Decisions of the Management Committee on any matter shall be by way of resolution and shall be recorded in minutes of Management Committee meetings or by correspondence signed by all members (or their delegates) to be kept by the Project Manager.

5.8	Each Party will bear its own costs in respect of its participation on the Management Committee.

6.	MANAGEMENT COMMITTEE RESPONSIBILITIES

6.1	The Management Committee's responsibilities will be as follows:

(a)	to meet and determine the Research Plan for the following year;

(b)	to monitor the progress of Research undertaken by Florey;

(c)	to determine the Budget for each year in accordance with this Agreement;

(d)	to make and implement management decisions relating to the conduct of the Research, provided that such decisions are consistent with this Agreement and the Research Plan;

(e)	to discuss the Interim Reports and progress of the Research in general; and

(f)	to define and agree upon proposed modifications of or extensions to the Research, provided however that the Research will only be amended if each Party has approved such amendment.

7.	PROJECT MANAGER

7.1	The Parties hereby appoint as Project Manager the person identified as such in the then current Schedule.

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7.2	The Project Manager will:

(a)	be responsible for the day to day management of the Research;

(b)	ensure that the Research is carried out in accordance with the Research Plan and within the Budget; and

(c)	report to the Management Committee as and when required by this Agreement and at other times as requested by the Management Committee.

7.3	The Project Manager may be replaced at any time by the mutual agreement of the Parties.

8.	RESEARCH PLAN FOR EACH YEAR

8.1	By each anniversary of the Effective Date prior to the relevant year, the Management Committee will draft and finalise for that year the Research Plan and Budget for that year, including:

(a)	a list of all Research Projects; and

(b)	details of each Research Project to be conducted by Florey during the relevant year, including:

(i)              the proposed quarterly allocation of funding for the Research

(ii)             the title of the Research Project;

(iii)            identification and contact details of the project leader;

(iv)           the objective of the Research Project;

(v)            the method of conducting the Research Project;

(vi)           the staff to perform the Research Project; and

(vii)          a timeline and milestones (including a description of any outputs such as reports and presentations) for the conduct of the Research Project.

9.	CONDUCT OF RESEARCH

9.1	Florey will ensure that the Research is carried out in a diligent and competent fashion, consistent with generally accepted professional, scientific and ethical standards of conduct.

9.2	The Research Plan may not be varied except with the unanimous agreement in writing of all the Parties.

10.	REPORTING

10.1
The Project Manager will submit to the Management Committee within fourteen (14) days of the end of each quarter of each calendar year during the Term of this Agreement an Interim Report detailing Florey's progress against the milestones for each Research Project specified in the Research Plan for that year.

10.2
Each Interim Report will summarise the work completed on the Research Plan up to the date of such Interim Report, the work anticipated over the next reporting period, and will identify problems which may cause or are causing a deviation from the Research Plan and the steps, if any, being taken or proposed to be taken to alleviate such problems.

10.3
Within sixty (60) days of the completion of the Research Plan, Florey will provide the Management Committee with the Final Report describing the results of the Research Plan, including activities undertaken, difficulties encountered and achievements made (including any Project Technology).

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11	RIGHTS TO PROJECT TECHNOLOGY

Background Technology

11.1	Subject to this clause 11, all rights (including Intellectual Property Rights) to the University Background Technology will remain vested solely in the University.

11.2	Subject to this clause 11, all rights (including Intellectual Property Rights) to Prana Background Technology will remain vested solely in Prana.

11.3
Prana hereby grants Florey a royalty free, non-exclusive right to use Prana Background Technology and Project Technology to the extent that it is necessary for the carrying out of the Research and for internal teaching and research.

Project Technology

11.4
The Parties agree that ownership of the Project Technology and all Intellectual Property Rights subsisting therein will vest exclusively in Prana. Prana will decide which of the Project Technology will be:

(a)	retained as Confidential Information; or

(b)	included in any patent application or other application for registered Intellectual Property Rights protection.

11.5
Upon determination by Prana that the Project Technology will be included in any patent application or other  application  for  registered  Intellectual  Property  Rights  protection, such application will be made by Prana in its  name and Florey will render all assistance that Prana may reasonably  require in the prosecution  of that  application.

11.6
Applications for registration pursuant to clause 11.5 and the maintenance of subsequent registrations (as the case may be) will be the responsibility of Prana. Registration Costs will be met by Prana. If Prana fails to meet Registration Costs in respect of any application, the rights granted to it under this clause 11 will lapse and Florey will at its option be entitled to continue to meet such Registration Costs, in which case all Intellectual Property Rights in the subject matter of those applications and subsequent registrations (as the case may be) are assigned (by way of assignment of future Intellectual Property Rights) to Florey, and Prana will have no rights in respect of the same.

11.7
Florey undertakes to notify the terms of this Agreement as they relate to ownership of, and rights to, the Project Technology and the Intellectual Property Rights subsisting therein, to all employees and subcontractors (if any) conducting Research under this Agreement.

11.8
Prana grants to Florey a non-exclusive royalty free, worldwide, perpetual and irrevocable licence to Exploit the Technology for the duration of the period in which Intellectual Property Rights subsist in the Technology, either itself or with other academic institutions provided only that such Exploitation is restricted to Florey's educational purposes in delivering education programs, including, without limitation, Florey's research, teaching and scholastic endeavours.

12	ROYALTIES

12.1	Prana shall pay to Florey the following amounts:

(a)	royalties calculated at 1.5% of the Net Invoice Price of all Products sold by or on behalf of Prana or any agent, contractor or Affiliate of Prana; or

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(b)	the lesser of:

(i)	1.5% (subject to any reduction under clause 12.3) of the Net Invoice Price of Products sold by or on behalf of; or

(ii)	10% of the gross revenues (including royalties and any other payments) relating to Exploitation of Project Technology receivable from,

any licensee or assignee of the Technology or the Products or any agent, contractor or Affiliate of that licensee or assignee or from a third party as a result of a transaction which results in that party obtaining access for any purpose to all or part of the Technology. Where the amount in paragraph (i) is zero, the amount in paragraph (ii) must be paid to Florey.

12.2
The amounts payable in clause 12.1(a) and (b) must be paid each six months, within two months following the end of each December and June. All payments must be accompanied by a statement setting out the manner in which the payment has been calculated which includes for Prana and each licensee or assignee of Prana:

(a)	the subject matter to which the payment relates;

(b)	the number of Products sold, the gross revenues received or the nature of the rights granted in relation to the Technology and the identity of the licensee and/or assignee as the case may be;

(c)	the gross amounts payable in relation to the sale or sales in (b) by the purchaser, licensee, sublicensee, and/or assignee;

(d)	the nature and amount of deductions made from the gross amount in (c); and

(e)	such other information as Florey may reasonably require from time to time.

All payments must be paid in Australian currency and without any deduction, demand, set off, counterclaim, withholding tax or any bank or government charges or duties and must be paid in the manner reasonably required by Florey from time to time. Prana must on demand by Florey, pay Florey interest at the rate of 2% higher than the average weighted yield of 13 week Australian Treasury Notes in relation to any amount that is payable and remains unpaid under this agreement. This obligation, and Florey's corresponding right is without prejudice to any other rights and remedies that Florey under this agreement or at law.

12.3
Where the exploitation of any Product which attracts a payment pursuant to the preceding provisions of this clause 12, (other than clause 12.1(b)(ii)) also attracts a genuine good faith obligation to pay a royalty or percentage of such payment to any third party (which is not an agent, contractor or Affiliate of Prana), then the percentage of the payment required to be paid by Prana to Florey will be varied in accordance with the following provision.

Rnew = ( 1.5% / Rtotal) x 1.5%

Where:

Renew is the new rate at which payment is to be made.

Rtotal is the total of the royalty rates payable in respect of the Product, or other payments to third party non-affiliates, including the percentage payment nominally due to Florey.

Provided that Rnew cannot be less than 0.5%.

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12.4
Where Exploitation of the Technology (including Exploitation of a Product) is not undertaken at arm's length, the price or value of the Exploitation (including the price of a Product) for the purposes of calculation of payments under clause 12.1 will be deemed to be the amount which would have been payable had the transaction been negotiated in good faith between the parties at arm's length.

12.5
Prana must keep true and accurate records of all matters connected with the Exploitation of the Technology and must also keep proper books of account relating to the calculation of payments to Florey under this Agreement. On Florey's written request, Prana must produce these records and books of account, certified as correct by Prana's auditors, and must permit those records and books to be examined by or on behalf of Florey. Florey may conduct such an examination up to once each calendar year and will do so at its own cost, unless the examination identifies a deviation equal to or greater than 10% in the amounts identified as payable to Florey, in which case the costs are to be paid by Prana.

12.6
Prana must at all times use its best endeavours to Exploit the Technology in such a way that maximises the payments to be made to Florey pursuant to this Agreement. Prana must provide to Florey such information as Florey may reasonably request concerning Prana's plans for, and efforts in, exploiting the Assigned IP and Project Technology. Prana must not engage in any activity that conflicts with its obligation under this clause.

12.7	In determining whether Prana has used its best endeavours regard will be had to the achievements or failure of Prana to meet the Minimum Performance Levels.

12.8
If Prana's payments under clause 12.I do not meet or exceed the Minimum Performance Levels, Prana must pay to Florey the difference between the Minimum Performance Levels and the amounts actually paid.

13	CONFIDENTIALITY

13.1
Each Party will treat the terms of this Agreement and all Confidential Information of the other Party as confidential and will not, without the prior written consent of the other Party, disclose or permit the same to be disclosed to any third person.

13.2
It will be the responsibility of a Party to ensure that its employees, officers and agents comply with the obligations of confidentiality imposed upon it by this clause 13 as if personally bound by such obligations.

13.3	Each Party's obligations under this clause 13 will survive termination of this Agreement and endure until the Confidential Information disclosed to it lawfully becomes part of the public domain.

14	PUBLICATIONS AND MARKINGS

14.1	Prana must not use the name or logo of Florey without having obtained Florey's prior written consent and the use of Florey's name or logo will be subject to any conditions attaching to such consent.

14.2	Prana must not make or permit to be made any inaccurate or misleading statement concerning Florey.

14.3
Subject to paragraph (b), Florey may not publish results of the Research, without the consent of Prana. If Florey requests that Prana consent to a publication, Prana may not withhold that consent unless in its reasonable view the publication includes Confidential Information of Prana and the publication would adversely affect protection or Exploitation of the Project Technology. If Florey makes such a request and receives no response from Prana within 90 days, Prana will be deemed to have consented to the proposed publication.

14.4
Florey may make a publication which is constituted by the presentation of a thesis by a Florey student, provided that appropriate steps are taken to ensure that confidentiality of information contained in the thesis is maintained, including the examiner signing an appropriate confidentiality undertaking and the placing of an appropriate access limitation on the thesis where it is required to be placed in a Florey library.

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15.	INSURANCE

15.1	Prana will:

(a)	Exploit the Technology at its own risk; and

(b)	maintain or cause to be maintained adequate professional indemnity, product liability and third party liability insurance in respect of Exploitation of the Technology.

Each such insurance policy will note Florey as an interested party under the policy.

15.2
Prana will, upon the request of Florey, produce evidence of the currency of the insurance policies referred to in this clause 15. Failure by Prana to produce such evidence of currency within thirty (30) days from the date a notice of request is served upon Prana will be treated as breach by Prana of this clause 15 and the relevant provisions of clause 19 will apply.

15.3	Prana undertakes at all times to comply with the terms of its insurance policies the subject of clause 15.1.

15.4	Prana's obligations under this clause 15 will survive expiration or earlier termination of this Agreement.

16.	ACKNOWLEDGEMENT BY PRANA

16.1	Prana hereby agrees and acknowledges that:

(a)
Florey has not made any and hereby excludes all warranties, terms, conditions or undertakings, whether express or implied, written or oral, statutory or otherwise including any implied warranty of merchantability or of fitness for a particular purpose in respect of the Research or the Technology. To the full extent permitted by the laws of the Commonwealth of Australia or of any State or Territory of Australia having jurisdiction, any conditions or warranties imposed by such legislation are hereby excluded. In so far as liability under or pursuant to such legislation may not be excluded, such liability is limited, at the exclusive option of Florey, to:

(i)         the re-performance of the Research; or

(ii)         the payment of the cost of having the Research performed again;

(b)
without limiting the generality of clause 16.1(a) it is agreed that, to the full extent permitted by the laws of the Commonwealth of Australia and any State or Territory of Australia having jurisdiction, Florey will not be liable for any special, indirect or consequential damages arising under or pursuant to this Agreement.

16.2	Without limiting the generality of clause 16.1, Prana hereby further acknowledges and agrees that:

(a)	Prana will be responsible for obtaining any approvals, authorisations and accreditations necessary or desirable to enable it to use or Exploit the Technology;

(b)
while Florey may discuss with Prana requirements for obtaining any approvals, authorisations and accreditations necessary or desirable to  enable Prana to use or Exploit the Technology, Florey has not made and does not by entering into this Agreement make any representations or give any warranties regarding the suitability of the Technology for such purposes;

(c)	if any Commonwealth or State taxes by duties (including stamp duty) are payable in respect of this Agreement, the payment of same will be the responsibility of Prana;

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(d)
Florey has not made and does not by entering into this Agreement make any representations or give any warranties that this Agreement or the Research is structured so as to entitle Prana to obtain any form of taxation relief or concession under the Income Tax Assessment Act 1936 (Cth), (whether pursuant to section 73B of that Act or otherwise) or under any other Commonwealth or State legislation. Prana agrees that it will be responsible for making its own inquiries with respect to these matters;

(e)
Florey has not made and does not by entering into this Agreement make any representation or warranty, express or implied, that the Technology do not infringe any third party's Intellectual Property Rights.

16.3	This clause l6 will survive expiration or, where relevant, earlier termination of this Agreement.

17.	INDEMNITIES AND WARRANTIES

17.1
Prana hereby releases and indemnifies and will continue to release and indemnify Florey, its officers, employees and agents from and against all actions, claims, proceedings or demands (including those brought by third parties) which may be brought against it or them, whether on their own or jointly with Prana and whether at common law, in equity or pursuant to statute or otherwise, in respect of any loss, death, injury, illness or damage (whether personal or property, and whether direct or consequential, including consequential financial loss) and any infringement of copyright, patents, trademarks, designs or other Intellectual  Property  Rights, howsoever  arising out of Prana's exercise of its rights under this Agreement or Exploitation of any Project Technology and from and against all damages, costs and expenses incurred in defending or settling any such claim, proceeding or demand; except to the extent that any such liability may arise from the negligent or fraudulent acts or omissions of Florey.

17.2
Prana's obligation to indemnify Florey and its officers, employees and agents set out in clause 17.1 is a continuing obligation separate and independent of Prana's other obligations and will survive expiration or where relevant, earlier termination of this Agreement.

18.	INFRINGEMENT AND THIRD PARTY PROCEEDINGS

18.1	Each Party will give the other notice of:

(a)	any claim or allegation that the exercise of the rights under this Agreement constitute an infringement of the rights of any third party; and

(b)	any third party's infringement or threatened infringement of any of the Parties' Intellectual Property;

that it becomes aware of.

18.2	If Prana decides to commence legal proceedings, Florey will, at Prana's cost, furnish to Prana all reasonably necessary assistance in relation to those proceedings.

18.3	The terms and conditions of this clause 18 will survive expiration or earlier termination of this Agreement.

19.	TERMINATION

19.1
Either Party may terminate this Agreement or the Research and the rights and obligations of the Parties relating to conduct of the Research by providing the other Party with written notice on the happening of any of the following events:

(a)
if the other Party commits or allows to be committed a breach of any of the material obligations under this Agreement and on its part to be performed or observed, and does not within thirty (30) days of receipt of notice in writing from the first Party make good the breach (where such breach is capable of remedy);

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(b)
if the other Party is the subject of winding up or liquidation proceedings, whether voluntary or compulsory, otherwise than for the purpose of and followed by, a reconstruction, amalgamation or reorganisation;

(c)
if the other Party has become insolvent, bankrupt or is subject to the appointment of a mortgagee, a receiver or manager or an inspector to investigate its affairs, enters into any arrangement or composition with its creditors generally, or is unable to pay its debts as and when they become due;

(d)
if execution is levied upon all or any part of the assets of the other Party, provided that no breach will take place hereunder if the execution is contested in good faith or if within seven (7) days after it is levied payment is made in full to the judgment  creditor  m  question  of  all  amounts  owing  to  such judgment creditor;

such termination to be effective immediately upon receipt of the abovementioned written notice.

19.2	Termination of this Agreement:

(a)
will be without prejudice to the rights of the terminating Party to sue for and recover any fees, monies, or payments then due and to the rights of the terminating Party in respect of any previous breach of any of the provisions of this Agreement; and

(b)	will not relieve either Party of their respective obligations of confidentiality, insurance and indemnity contained herein; and

(c)
by Florey does not relieve Prana of its payment obligations under clause 12, which shall continue for the period during which any Intellectual Property Rights subsist in the Technology in any jurisdiction.

19.3
Prana may terminate this Agreement and/or any Research without cause by giving one month written notice to Florey and such notice shall be effective one month from the date of receipt of the written notice by Florey.

19.4	This clause 19 will survive expiration or earlier termination of this Agreement.

20.	RESOLUTION OF DISPUTES

If a dispute arises between the Parties (the "Dispute"), the Parties agree to negotiate in good faith to resolve the Dispute and will refer resolution of the Dispute to their respective chief executive officers or their nominees. If the Dispute has not been resolved by negotiation within a reasonable time then either Party may refer the Dispute to mediation and will do so before initiating proceedings in a court to resolve the Dispute. A Dispute which is referred to mediation will be referred to the Australian Commercial Dispute Centre Limited ("ACDC") and be conducted in accordance with the Conciliation Rules of ACDC, and will be heard by one (1) conciliator appointed under the relevant rules in Victoria. If the Dispute has not been resolved within sixty (60) days of referral to ACDC either Party is free to initiate proceedings in a court. Nothing in this clause will prevent a Party from seeking interlocutory relief through courts of appropriate jurisdiction.

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21.	NOTICES

21.1
Any notice, demand or other communication required to be given or made in writing tinder this Agreement will be deemed duly given or made if delivered or sent by prepaid post or facsimile transmission as follows:

(a)	in the case of Florey:

Attention:	Henry De Aizpurua
Address:	Florey of 30 Royal Parade, Parkville Victoria 3010
Facsimile:	(613) 90353107

(b)	in the case of Prana:

Attention:	Geoffrey Kempler
Address:	Level 2, 369 Royal Parade, Parkville,
Victoria 3025 Australia
Facsimile:	(613) 9348 0377

21.2
Either Party may change its nominated contact person, address or facsimile transmission number for the purposes of this Agreement by giving notice of such change to the other Party within fourteen (14) days of the change.

21.3	Any notice or other communication will be deemed to have been received by the Party to which it was sent:

(a)	in the case of hand delivery, upon the date of such delivery;

(b)	in the case of prepaid post within Australia, on the third day next following the date of dispatch; or

(c)
in the case of facsimile transmission, at the time of transmission, provided that, following the transmission, the sender receives a transmission confirmation report unless in any such case it would be deemed to have been received on a day which is not a business day, or after 5 p.m. on such a business day, in which event it will be deemed to have been received on the next such business day.

22.	ANCILLARY PROVISIONS

22.1	Governing Law

This Agreement is governed by the laws of the State of Victoria and each party submits to the jurisdiction of the courts of that State and the courts of appeal therefrom.

22.2	Severability

Any illegal or invalid provision of this Agreement will be severable and all other provisions will remain in full force and effect.

22.3	Waiver

Any failure by a Party to compel performance by the other Party of any of the terms and conditions of this Agreement will not constitute a waiver of those terms or conditions, nor will it affect or impair the right to enforce those rights at a later time or to pursue remedies for any breach of those terms or conditions.

22.4	Amendment, Assignment and Subcontracting

This Agreement may only be amended by a written instrument signed by each of Florey and Prana. Florey may not assign its rights under this Agreement without the prior written consent of Prana.  Prana may assign its rights under this Agreement in its sole discretion upon giving Florey 30 days’ notice of its intention to do so. Florey may subcontract part of any Research to a subcontractor approved by Prana.  If Florey does subcontract part of any Research, it will ensure that the subcontractor will be subject to the same terms and conditions as agreed by Florey in this Agreement. Florey acknowledges its responsibility for any Research that it subcontracts, in accordance with the terms of this Agreement.

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22.5	Entire Agreement

This Agreement contains the whole of the agreement  between  Florey  and Prana with respect to its subject matter and supersedes any and all other agreements, representations or statements by either Party whether oral or in writing and whether made prior or subsequent to the date of this Agreement.

22.6	Relationship

Each Party enters this Agreement as an independent contractor and nothing in this Agreement will create any other relationship between them.

22.7	Force Majeure

Neither Party will be liable for any failure to carry out its obligations under this Agreement where such failure is due to any cause beyond the reasonable control of that Party.

22.8	Goods and Services Tax ('GST')

(a)
If, by operation of the GST Law, any Supply under this Agreement is regarded as a taxable supply, the Supplier will be entitled to recover from the Recipient, an amount equivalent to the GST payable by the Supplier in relation to the Supply, less any decrease in the cost to the Supplier of making the Supply resulting from the abolition or variation of any taxes, duties or statutory charges in relation to the imposition of GST.

(b)	If GST is payable, the Supplier will provide the Recipient with a tax invoice or a document adequate to entitle the Recipient to claim an input tax credit.

(c)	In this clause:

"GST Law" means A New Tax System (Goods and Services Tax) Act 1999 and any substantially similar legislation when it is passed into law and which may operate at any time during the term of this Agreement;

"Recipient" means a person that has received a Supply;

"Supplier" means a person that has made or provided a Supply; and

"Supply" bears the meaning attributed to that term in the GST Law.

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EXECUTED AS AN AGREEMENT

Signed for and on behalf of and with the authority of

THE FLOREY INSTITUTE OF NEUROSCIENCE AND MENTAL HEALTH (ABN 92 124 762 027) by:

Signature

Print Name and Title

Signed for and on behalf of and with the authority of

PRANA BIOTECHNOLOGY LTD (ABN 37 080 699 065)
by:

Signature

Print Name and Title

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ANNEXURE A

Patents:

1.	Title:	A method of assaying and treating Alzheimer’s Disease

Inventors:             Bush, Beyreuther, Masters

Status:

International Patent PCT/AU92/00610

Australian Patent: 29263/92

Canadian Patent: 2123211

European Patent: 92923431.8

Japanese Patent: 508824/93

US Patent (pending): 08/757/,537

2.	Title:	The University’s rights in the invention entitled “Use of clioquinol for the prevention and therapy of Alzheimer’s disease”.

Inventors:              Bush, Tanzi, Cherney, Xilinas

Status:

US Patent Application No 09/560,887

US Patent Serial No 6,001,852

US Patent Serial No 5,994,323

UNIVERSITY BACKGROUND
TECHNOLOGY:

This consists of knowledge, skills, expertise, techniques, methods, procedures, ideas, concepts, reagents and experience in relation to:

1.	Studying the Aβ amyloid in the human and animal brain

2.	Evaluating the effect of Aβ on tissues, cells and in biochemical assays

3.	Assays of Aβ in experimental and natural systems

4.	Preparation of reagents necessary for the conduct of assays and experiments on Aβ.

5.	Conduct of clinical trials in humans arising out of the Research.

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PRANA
BACKGROUND TECHNOLOGY:

Prana's know-how and patented technology relating to innovative methods for the prevention, treatment and diagnosis of age related and neurodegenerative diseases developed at the Harvard Medical School, the Biomolecular Research Institute and the Mental Health Research Institute.

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SCHEDULE 1

RESEARCH

7 MAY, 1999 – 3 NOVEMBER, 2003

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SCHEDULE 2

RESEARCH

1 DECEMBER, 2003 – 30 NOVEMBER, 2006

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SCHEDULE 3

RESEARCH

1 DECEMBER, 2006 – 30 NOVEMBER, 2009

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SCHEDULE 4

RESEARCH

1 DECEMBER, 2009 – 30 NOVEMBER, 2012

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SCHEDULE 5

RESEARCH

1 DECEMBER, 2012 – 31 DECEMBER, 2013

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SCHEDULE 6

RESEARCH

1 JANUARY, 2014 – 31 DECEMBER, 2015

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